

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Jane Fraser
Chief Executive Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-09924**

Dear Ms. Fraser:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Country Risk
Russia, page 121

1.   We note your disclosures on pages 45 and 121 of your businesses in Russia. Please enhance your disclosures in future filings to address the following matters. If you do not believe the impact is material, explain why.

- Describe the impact of Russia's invasion of the Ukraine on your businesses. In addition to the general impact, please also consider any impact from sanctions and export controls, including whether you will need to evaluate any aspects of your businesses for impairment;
- Disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers;
- Disclose the risk that the Russian government may nationalize your assets and

quantify the potential impact to your financial statements;
- Address your risk exposure as the paying agent, charged with receiving and processing payments into bondholders' accounts for both Russian corporate and government issued bonds;
- Disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict; and
- Describe the extent and nature of the board's role in overseeing risks related to the conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, and your reputation in connection with operations or halted operations in affected regions.

<u>Consolidated Statement of Cash Flows, page 144</u>

2.   Please tell us, and revise future filings, to present purchases of investments, sales of investments, and proceeds from maturities of investments separately between available-for-sale debt securities and held-to-maturity debt securities in accordance with ASC 320-10-45-11. If you had material sales of held-to-maturity securities during the periods presented, please tell us how these securities were appropriately classified as held-to-maturity prior to sale under ASC 320-10-25.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance